Exhibit (e)

DISTRIBUTION REINVESTMENT PLAN

OF

OXFORD PARK INCOME FUND, INC.

Oxford Park Income Fund, Inc., a Maryland corporation (the "Corporation"), hereby adopts the following plan (the "Plan") with respect to net investment income dividends and capital gains distributions declared by its Board of Directors on shares of its common stock (the “Common Stock”):

1.	Unless a shareholder specifically elects to receive cash as set forth below, all net investment income dividends and all capital gains distributions hereafter declared by the Board of Directors shall be payable in shares of the Common Stock of the Corporation, and no action shall be required on such shareholder’s part to receive a distribution in stock.

2.	Such net investment income dividends and capital gains distributions shall be payable on such date or dates as may be fixed from time to time by the Board of Directors to shareholders of record at the close of business on the record date(s) established by the Board of Directors for the net investment income dividend and/or capital gains distribution involved.

3.	The Corporation intends to use primarily newly-issued shares of its Common Stock to implement the Plan. There will be no selling commissions, dealer manager fees or other sales charges on shares of Common Stock issued to a shareholder pursuant to the Plan. To the extent the Common Stock is not listed on a national stock exchange or quoted on an over-the-counter market or a national market system (collectively, an “Exchange”):

a.	during any period when the Corporation is making a “best-efforts” public offering of Common Stock and shares of Common Stock are sold in the offering in the month immediately following the distribution date, the number of shares of Common Stock to be issued to a shareholder shall be determined by dividing the total dollar amount of the distribution payable to such shareholder by a price equal to 95% of the price at which the shares of Common Stock are sold in the offering at the closing immediately following the distribution payment date; and

b.	during any period when the Corporation does not hold a closing for the month immediately following the distribution payment date, the number of shares to be issued to a shareholder shall be determined by dividing the total dollar amount of the distribution payable to such shareholder by a price equal to the net asset value per share as determined by the Corporation’s Board of Directors.

To the extent the Corporation’s Common Stock is listed on an Exchange, the number of shares of Common Stock to be issued to a shareholder shall be determined by dividing the total dollar amount of the distribution payable to such shareholder by an amount equal to ninety five (95%) percent of the market price per share of the Common Stock at the close of regular trading on the Nasdaq Global Select Market on the valuation date fixed by the Board of Directors for such distribution.

4.	A shareholder may, however, elect to receive his or its net investment income dividends and capital gains distributions in cash. To exercise this option, such shareholder shall notify US Bancorp Fund Services, LLC (“U.S. Bank”), the plan administrator and the Corporation's transfer agent and registrar (collectively the "Plan Administrator"), by telephone or in writing by providing the appropriate distribution modification form so that such notice is received by the Plan Administrator prior to the record date fixed by the Board of Directors for the net investment income dividend and/or capital gains distribution involved.

5.	The Plan Administrator will set up an account for shares acquired pursuant to the Plan for each shareholder who has not so elected to receive dividends and distributions in cash (each a "Participant"). The Plan Administrator may hold each Participant's shares, together with the shares of other Participants, in non-certificated form in the Plan Administrator's name or that of its nominee.

6.	The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable. Although each Participant may from time to time have an undivided fractional interest (computed to six decimal places) in a share of Common Stock of the Corporation, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each Participant's account. In the event of termination of a Participant's account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the current offering price of the Corporation's shares at the time of termination, less any applicable fees.

7.	The Plan Administrator will forward to each Participant any Corporation related proxy solicitation materials and each Corporation report or other communication to shareholders, and will vote any shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Corporation.

8.	In the event that the Corporation makes available to its shareholders rights to purchase additional shares or other securities, the shares held by the Plan Administrator for each Participant under the Plan will be added to any other shares held by the Participant in certificated form in calculating the number of rights to be issued to the Participant.

9.	The Plan Administrator's service fee, if any, and expenses for administering the Plan will be paid for by the Corporation.

10.	Each Participant may terminate his or its account under the Plan by so notifying the Plan Administrator by telephone or in writing. Such termination will be effective immediately if the Participant's notice is received by the Plan Administrator prior to any dividend or distribution record date. If notice to stop distributions is received after a record date for a distribution payment, the Plan Administrator, in its sole discretion, may either pay such distribution in cash or reinvest it in shares on behalf of the discontinuing Participant. If such distribution is reinvested, the Plan Administrator may sell the shares purchased and remit the proceeds to the Participant, less any applicable fees. The Plan may be terminated by the Corporation upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Corporation. Upon any termination, the Plan Administrator will cause a certificate or certificates to be issued for the full shares held for the Participant under the Plan and a cash adjustment for any fractional share less any applicable fees to be delivered to the Participant. If a Participant elects by telephonic, Internet or written notice to the Plan Administrator in advance of termination to have the Plan Administrator sell part or all of his or its shares and remit the proceeds to the Participant, the Plan Administrator is authorized to deduct any applicable brokerage charges from the proceeds.

11.	The automatic reinvestment of dividends does not relieve Participants of any taxes which may be payable on dividends. Participants will receive tax information annually, including any dividend income Participants received during the year (which consists of any Transaction Processing fees paid on the Participant’s behalf by the Corporation on dividends) for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

12.	These terms and conditions may be amended or supplemented by the Corporation at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives telephonic or written notice of the termination of his or its account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends and distributions, the Corporation will be authorized to pay to such successor agent, for each Participant's account, all dividends and distributions payable on shares of the Corporation held in the Participant's name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

13.	The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator's negligence, bad faith, or willful misconduct or that of its employees or agents.

14.	Contact information for the Plan Administrator is as follows: telephone number is 877-458-3589 and written correspondence can be mailed to:

Express/Overnight Delivery:

U.S. Bank Global Fund Services

615 East Michigan St, 3rd Fl

Milwaukee, WI 53202

Attn: Oxford Park Income Fund, Inc

Standard Mail:

U.S. Bank Global Fund Service

P.O Box 701

Milwaukee, WI 53201-0701

Attn: Oxford Park Income Fund, Inc

15.	These terms and conditions shall be governed by the laws of the State of New York.

Adopted: February 7, 2023